

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Ronald A. Duncan
President and Chief Executive Officer
GCI Liberty, Inc.
12300 Liberty Blvd.
Englewood, Colorado 80112

      Re: GCI Liberty, Inc.
          Registration Statement on Form S-1
          Filed March 31, 2025
          File No. 333-286272

Dear Ronald A. Duncan:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1.   Please revise your cover page to describe the disparate voting rights between the different series of your common stock that are being distributed to Liberty Broadband common stockholders.

Question and Answers
Q: Is GCI Group common stock a tracking stock?, page 11

2.   We note that the GCI Group common stock being distributed to Liberty Broadband shareholders has features consistent with tracking stock and that the GCI Group stock may become a tracking stock without the approval of GCI Liberty's stockholders after the separation. We also note that GCI Liberty's articles are being amended prior to the separation so that Ventures Group common stock, which also has features consistent with tracking stock, is already authorized and can be issued without shareholder

approval after the separation. Please discuss why you have structured the separation in this manner and are not, for example, distributing to Liberty Broadband shareholders shares of both the GCI Group and GGI Ventures Group common stock. Discuss how the implementation of two groups of tracking stock and any issuance of the GCI Ventures Group shares after the separation create additional risks, including the dilution of Liberty Broadband shareholders' ownership in GCI Liberty after the separation and a potential impact on the market value of their GCI Group shares. Highlight this information on the cover page with cross-references to the specific risk factors related to tracking stocks.

Risk Factors
GCI depends on a limited number of third-party vendors to supply communications equipment, page 36

3.   We note your disclosure regarding the risk associated with your reliance on a limited number of third-party vendors. Please revise your disclosure here and elsewhere as appropriate to discuss whether you enter into written agreements with these third-party vendors. If so, please describe the material terms of these agreements and file any material written agreements if required by Item 601(b)(10) of Regulation S-K.

The Separation
Reasons for the Separation, page 48

4.   Please discuss why the Liberty Broadband board structured the separation as it has been structured and the factors considered by the board. For example, specifically address the board's reasons for drafting the GCI Liberty articles so that the two authorized classes of GCI Liberty common stock have features consistent with tracking stock and the implementation of a tracking stock structure can occur without shareholder approval. Also address the board's consideration of the benefits and detriments to Liberty Broadband (or Charter Communications, as applicable), Liberty Broadband shareholders who will receive the distribution of GCI shares, and GCI Liberty of the tax consequences of the separation and of the tax receivables agreement.

Accounting Treatment, page 54

5.   Please tell us how you considered whether the separation from Liberty Broadband would qualify as a reverse spin-off. Please include the basis for your conclusion.

6.   Please tell us what consideration you gave to providing pro forma information for the separation from Liberty Broadband. In this regard, we note that you will enter into the separation and distribution agreement, the tax sharing agreement and the tax receivables agreement due to the separation.

Certain Relationships and Related Party Transactions
Related Party Agreements Relating to GCI Liberty
Malone Nonvoting Side Letter, page 119

7.   Please file the Malone Nonvoting Side Letter as an exhibit to the registration statement or advise why it is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Index to Financial Statements
Combined Statements of Operations, page F-4

8.   Please disclose how you identified and allocated expenses incurred on your behalf or explain why there are no expenses identified and allocated for the years ended December 31, 2024 and 2023. Refer to SAB Topic 1.B.1.

9.   Tell us how you considered Rule 5-03 of Regulation S-X for presenting revenue and expense line items on the face of the combined statements of operations. Please revise or advise.

Notes to Combined Financial Statements
Revenue Recognition, page F-11

10.   You disclose that you account for the upgrade option under the Upgrade Now Program as a right of return with a reduction of Revenue and Operating expense for handsets expected to be upgraded based on historical data. Please tell us how you determined that this right should be accounted for as a right of return. Tell us how you considered whether this upgrade right represents a guarantee liability or a lease. Refer to ASC 460 and ASC 606-10-55-66 to 78. Please cite the accounting literature that supports your accounting.

11.   Please tell us how you considered disclosing revenue recognized at a point in time versus over time. Refer to ASC 606-10-55-91(f).

12.   Please tell us and disclose if any of your contracts are month-to-month and are cancellable at any time without penalty. In addition, please tell us and disclose, if material, whether a significant financing component exists in any of your fixed-term plans and device payment plans (i.e., payment plans greater than one year). Refer to ASC 606-10-32-15 to 606-10-32-20.

13.   You recognize revenue for product sales when a customer takes possession of the equipment in Data arrangements. Please clarify whether your customers take possession of the product before it is delivered. Refer to ASC 606-10-55-81 to 55-88. Please advise or revise your disclosures.

Contract Balances, page F-13

14.   You disclose that you had deferred revenue of $33 million and $43 million at December 31, 2024 and 2023, respectively. Please reconcile these amounts to your combined balance sheets. Please ensure that your disclosure of contract assets and liabilities complies with ASC 606-10-50-8.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeeho Lee, Esq.